December 12, 2022

VIA EDGAR

Charles Eastman
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Sleep Number Corporation
Form 10-K for the Year Ended January 1, 2022
Form 10-Q for the Quarter Ended October 1, 2022
File No. 0-25121

Dear Mr. Eastman:

This is in regards to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 6, 2022, regarding the Form 10-K for the fiscal year ended January 1, 2022 filed by Sleep Number Corporation (the “Company,” “we” or “our”), on March 1, 2022 (the “Form 10-K”) and the Form 10-Q for the quarter ended October 1, 2022 filed on November 8, 2022 (the "Form 10-Q").

Given certain Company staff travel and the intervening holidays, the Company requests an extension from December 20, 2022 to January 12, 2023 to submit its response to the Commission’s December 6, 2022 letter. This request is being made in connection with my recent call with you. We appreciate your flexibility. The Company plants to submit its response on or before January 12, 2023, but please contact me at  David.Callen@sleepnumber.com or (763) 551-6151 if you have any questions or further comments in the meantime.

Sincerely,

Sleep Number Corporation

/s/ David R. Callen

By: David R. Callen, Sleep Number® setting 50
Its: Executive Vice President and Chief Financial Officer